Richard D. Levy Executive Vice President & Controller	MAC A0163.039 343 Sansome Street, 3rd Floor San Francisco, CA 94104 415 222- 3119 415 975-6871 Fax richard.d.levy@wellsfargo.com
April 2, 2010
VIA EDGAR AND ELECTRONIC MAIL
John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Wells Fargo & Company File No. 001-2979
Dear Mr. Nolan:
In response to the questions in your letter dated March 29, 2010 to Wells Fargo & Company (“Wells Fargo”) regarding our accounting for certain repurchase agreements, we are providing the information set forth below.
Wells Fargo accounted for all of its repurchase agreements as collateralized financing transactions in the consolidated financial statements included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Annual Report”). Wells Fargo did not account for any repurchase agreements as sales transactions for accounting purposes in its consolidated financial statements included in its 2009 Annual Report.
With respect to repurchase agreements, included in Note 12 (Short-Term Borrowings) of Wells Fargo’s 2009 Annual Report, below are the average quarterly balances for each of the past three years, the period end balances for each of those quarters, and the maximum balance at any month-end. The increase from Q3 2008 to Q4 2008, as well as the increase in the largest monthly balance from 2007 to 2008, is associated with Wells Fargo’s acquisition of Wachovia Corporation at the end of 2008.
(in millions)
     Average Quarterly Balance

	Q4	Q3	Q2	Q1
2009	$19,293	$15,901	$17,410	$20,271
2008	11,413	6,198	6,827	8,264
2007	8,603	8,618	8,383	7,559

John P. Nolan
April 2, 2010

     Ending Quarterly Balance

	Q4	Q3	Q2	Q1
2009	$24,572	$16,853	$16,565	$15,158
2008	20,264	6,962	6,433	7,452
2007	8,435	8,887	9,054	7,912
     Largest Monthly Balance

	Amount	Month
2009	$24,572	December
2008	20,264	December
2007	9,257	August
Wells Fargo further confirms that it does not have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions, accounted for as sales transactions in its consolidated financial statements in its 2009 Annual Report.
Wells Fargo has not offset financial assets and financial liabilities in its consolidated balance sheet where a right of setoff does not exist.
* * * * *
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.
Very truly yours,

/s/ Richard D. Levy
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	Mike Volley, Staff Accountant, Division of Corporation Finance
John G. Stumpf, Chairman, President and Chief Executive Officer
Howard I. Atkins, Senior Executive Vice President and Chief Financial Officer